

May 1, 2015

<u>Via E-mail</u>
Mr. Michael E. LaBelle
Chief Financial Officer
Boston Properties, Inc.
Prudential Center
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

 Re: Boston Properties, Inc.
 Form 10-K
 Filed March 2, 2015
 File No. 001-13087

 Boston Properties Limited Partnership
 Form 10-K
 Filed March 2, 2015
 File No. 000-50209

Dear Mr. LaBelle:

 We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   Please revise all future filings of Boston Properties, Inc. as well as Boston Properties Limited Partnership in response to these comments, as applicable.

Michael E. LaBelle
Boston Properties, Inc.
May 1, 2015
Page 2

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Capitalization, page 99

2.   We note your disclosure of total adjusted debt on page 100. Please provide a tabular reconciliation to your total consolidated debt recognized in accordance with GAAP in future filings.

Funds from Operations, page 105

3.   Please revise the labels on your reconciliation in future filings to clarify that you are presenting $899 million of "Funds from Operations (FFO) attributable to common shareholders and Operating Partnership unitholders" and $808 million of "FFO attributable to Boston Properties, Inc. common shareholders", reconciled from $433 million of "Net income attributable to Boston Properties, Inc. common shareholders."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief